UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: August 14, 2007

Commission File Number 1-32591

SEASPAN CORPORATION

(Exact name of Registrant as specified in its Charter)

Unit 2, 7th Floor

Bupa Centre

141 Connaught Road West

Hong Kong

China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(1).    Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b)(7).    Yes  ☐    No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Item 1 – Information Contained in this Form 6-K Report

The following documents are filed with reference to and hereby incorporated by reference into the Registration Statement on Form F-3 (Registration No. 333-142195) of Seaspan Corporation, filed with the Securities and Exchange Commission on April 18, 2007.

1.1	Form of Underwriting Agreement

5.1	Opinion of Dennis J. Reeder, Reeder & Simpson, P.C., Marshall Islands Counsel to Seaspan Corporation, as to the validity of the securities being issued

8.1	Opinion of Vinson & Elkins L.L.P., United States Counsel to Seaspan Corporation, with respect to certain tax matters

8.2	Opinion of Dennis J. Reeder, Reeder & Simpson, P.C., Marshall Islands Counsel to Seaspan Corporation, with respect to certain tax matters

8.3	Opinion of Bull, Housser & Tupper LLP, Canadian Counsel to Seaspan Corporation, with respect to certain tax matters

23.2	Consent of Vinson & Elkins L.L.P. (included in Exhibit 8.1)

23.3	Consent of Dennis J. Reeder, Reeder & Simpson, P.C., Marshall Islands Counsel to Seaspan Corporation (included in Exhibits 5.1 and 8.2)

23.4	Consent of Bull, Housser & Tupper LLP, Canadian Counsel to Seaspan Corporation (included in Exhibit 8.3)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEASPAN CORPORATION

Date: August 14, 2007	By:	/S/ SAI W. CHU
Sai W. Chu
Chief Financial Officer